SAMSUNG CORPORATION
Bundang P.O. Box 32, Seongnam-si, Gyeonggi-Do, Korea 463-721 TEL : 82-2-2145-2114 FAX : 82-2-2145-3114 http : www.samsungcorp.com

SAMSUNG

082-03045

07021126

February 13, 2007

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
USA

Re: Samsung Corporation Depositary Receipts

SUPPL

Dear Sir:

In connection with Samsung Corporation's exemption from register under the Securities Exchange Act of 1934 and Rule 12g3-2(b), we would like to furnish you with our company's Notice of the Annual General Meeting of Shareholders.

Please acknowledge receipt of these materials by date stamping and returning a copy of this letter.

Sincerely yours,

Seong-Min Park
General Manager, International Finance
Samsung Corporation

PROCESSED
FEB 2 0 2007
THOMSON
FINANCIAL

SAMSUNG CORPORATION
Bundang P.O. Box 32, Seongnam-si, Gyeonggi-Do, Korea 463-721 TEL : 82-2-2145-2114 FAX : 82-2-2145-3114 http : www.samsungcorp.com

February 13, 2007

Notifying the 56th General Shareholders' Meeting

It is our pleasure to notify the followings:

On behalf of the Board of Directors, I cordially invite you to the 56th General Shareholders' Meeting, which will be held on:

Wednesday, February 28, 2007, 9:00 AM
at Cinus Complex 4th Fl., Yong-In University Culture Center
262, Seohyeon-dong, Bundang-gu
Seongnam, Gyeonggi-do.

As foreign ownership of our shares has reached 26.22% at the end of 2006, your voting rights become much more important to meet the quorum.

However, if you are not able to attend our meeting, we encourage you to exercise your voting rights by requesting your custodians to cast the votes for you.

The meeting agenda consists of the followings :

1. Approval of 56th Fiscal Year Income Statement and Balance Sheet
2. Amendment of Articles of Incorporation
3. Approval of Maximum Compensation Amount for Directors.

For more information, please refer to the attached summary of the agenda for the 56th Annual General Shareholders' Meeting and the selected financial data.

Sincerely yours,

Dong Hee LEE
Executive Vice President
Samsung Corporation

Agenda for 56th General Shareholders' Meeting

(Summary of Agenda)

Based on a report on business operations and the approval of the 56th fiscal year income statement and balance sheet, the shareholders will vote on the following agenda :

1. Approval of the 56th Fiscal Year Income Statement and Balance Sheet

- Please refer to the attachment "Summary of Financial Data"

2. Amendment of Articles of Incorporation

- Add "Service of Soil Cleanup" and "Service of Groundwater Cleanup" as the objectives of the company

3. Approval of Maximum Amount of Compensation for Directors

- The maximum compensation amount for the members of the Board of Directors to be set at KRW 12.0 billion

Summary of Financial Data

Income Statement

(KRW billion)

	The 55th (YR 2005)	The 56th (YR 2006)	Change
Sales	9,659.9	9,728.0	+0.7%
Construction	5,019.8	5,248.4	+4.6%
Trading	4,640.1	4,479.6	-3.5%
Gross Profit	926.9	996.0	+7.5%
Construction	593.7	617.5	+4.0%
Trading	333.2	378.5	+13.6%
Operating Profit	262.1	318.2	+21.4%
Construction	252.2	297.9	+18.1%
Trading	9.9	20.3	+105.1%
Ordinary Profit	146.8	342.9	+133.6%
Net Income	81.9	188.4	+130.0%

- The company has recorded sales of KRW 9,728.0 billion for 2006, 0.7% increase from previous year.

- Construction Group showed a solid growth in sales, mainly due to increased sales in housing biz. Division's operating profit recorded KRW 318.2 billion, 21.4% improvement, due to completion of loss projects in overseas in 2005. It obtained KRW 7.5 trillion of new orders, KRW 13.9 trillion of orders backlog and KRW 15.0 trillion of contract rights backlog of housing projects, making the total backlog KRW 28.9 trillion, which amounted to the work for about 5.5 years.
  Furthermore, housing brand 'Raemian' was nominated as best housing brand in Korea for 9 consecutive years by NCSI(National Customer Satisfaction Index).

- Trading Group showed a decrease in sales, owing to decrease of exports in plastic and textile biz. However, operating profit of Trading Group earned KRW 20.3 billion, a 105.1% surge from a year ago, mainly due to resource development projects

- Net income recorded KRW 188.4 billion, a 130% increase compared to the last year, and ordinary profit also skyrocketed by 133.6% owing to asset disposal(HTH) and equity-method profit.

Balance Sheet

(KRW billion)

	The 55th (YR 2005)	The 56th (YR 2006)	Change
Assets	10,099.3	9,991.5	-1.1%
Liabilities	5,501.0	5,230.5	-4.9%
Equity	4,598.3	4,761.0	+3.5%
Liability Ratio	119.6%	109.8%	-9.8%p

- With the help of solid cash flow from operating activities and our continuous efforts to improve the financial structure, net borrowings dropped from KRW 0.78 trillion at the end of 2005 to KRW 0.19 trillion by the end of last year, keeping net borrowings below KRW 1 trillion.

- Liability ratio went down from 119.6% to 109.8% due to decrease of borrowings.

END